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Exhibit 3.1.1

ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION OF
BE RESOURCES INC.

        Pursuant to Colorado Revised Statute § 7-90-301 and 7-110-106, these Articles of Amendment are delivered to the Colorado Secretary of State for filing.

FIRST:    The name of the corporation is BE Resources Inc.

SECOND:    BE RESOURCES INC, a corporation organized and existing under the laws of the State of Colorado (the "Corporation"), HEREBY CERTIFIES that the following Articles of Amendment to its Articles of Incorporation was duly adopted on August 27, 2007, pursuant to the authority conferred upon the Corporation by the Articles of Incorporation of the Corporation, (the "Articles of Incorporation"), and by the Colorado Business Corporation Act (the "Act"):

        RESOLVED, that Article VII of the Articles of Incorporation is hereby amended to read in its entirety as follows:

RIGHT OF DIRECTORS TO CONTRACT WITH CORPORATION

  No contract or transaction shall be void or voidable or be enjoined, set aside, or give rise to an award of damages or other remedy in a proceeding by a shareholder or by or in the right of the corporation, solely because the contract or transaction involves a director of the corporation or an entity in which a director of the corporation is a director or officer or has a financial interest or solely because the director is present at or participates in the meeting of the corporation's board of directors or of a committee of the board of directors which authorizes, approves, or ratifies the contract or transaction or solely because the director's vote is counted for such purpose if:

  A.    The material facts as to the director's relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board of directors or committee in good faith authorizes, approves, or ratifies the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum; or

  B.    The material facts as to the director's relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically authorized, approved, or ratified in good faith by a vote of the shareholders; or

  C.    The contract or transaction is fair as to the corporation.

  Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes, approves, or ratifies such contract or transaction.

THIRD:    The proposed amendment to the Articles of Incorporation was adopted on the date set forth above pursuant to the authority conferred upon the Corporation by the Articles of Incorporation and by the Act. On such date, the Corporation had not yet issued shares and therefore shareholder action was not required pursuant to § 7-110-105 of the Act.

        The name and mailing address of the individual who causes this document to be delivered for filing, and to whom the Secretary of State may deliver notice if filing of this document is refused, is David Tognoni, 107 Hackney Cr., Box 684, Elephant Butte, NM 87935.

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  Exhibit 3.1.1
ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION OF BE RESOURCES INC.
RIGHT OF DIRECTORS TO CONTRACT WITH CORPORATION